11020597

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2010 (MM/DD/YY) AND ENDING March 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordon Haskett Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 5 2011
03 REGISTRATIONS BRANCH

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allan S. Gordon 212-883-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

61 Broadway, 32nd Floor (Address) New York (City) NY (State) 10006-2701 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 2 5 2011
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Allan S. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon Haskett Capital Corporation, as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MARK B. BORTECK
Notary Public, State of New York
No. 02BO4626868
Qualified in Westchester County
Commission Expires August 31, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

61 Broadway, 32nd Floor
New York, NY 10006-2701
TEL. (212) 962-5930
FAX (212) 385-0215

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Gordon, Haskett Capital Corporation
441 Lexington Avenue
New York, NY 10017

We have audited the accompanying statement of financial condition of Gordon, Haskett Capital Corporation, as of March 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordon, Haskett Capital Corporation, as of March 31, 2011, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
May 23, 2011

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011

ASSETS

Cash and cash equivalents	$ 1,417,846
Clearing deposit	100,000
Commissions receivable	111,366
Investment, at fair value	932,599
Furniture and fixtures (net accumulated depreciation of $171,967)	18,056
Total assets	$ 2,579,867

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 50,000
Total liabilities	50,000
Commitments and contingencies	
Stockholders' equity	
Capital stock, par value $.01 per share	
Authorized: 1,000 shares	
Issued and outstanding: 96 shares	1
Additional paid-in capital	5,443,050
Accumulated deficit	(2,913,184)
Total stockholders' equity	2,529,867
Total liabilities and stockholders' equity	$ 2,579,867

The accompanying notes are an integral part of these financial statements.

GORDON, HASKETT CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2011

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gordon, Haskett Capital Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Valuation of Investments in Securities at Fair Value – Definition & Hierarchy

The Company adopted Topic 820 (formerly, Statement of Financial Accounting Standards No. 157, "*Fair Value Measurements*" ("SFAS 157")), effective April 1, 2008. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Valuation of Investments in Securities at Fair Value – Definition & Hierarchy (Continued)

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities traded on a national securities exchange at their last sales price on the date of determination. Other listed securities for which no sale occurred on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business. Cash and cash equivalents at March 31, 2011 consists primarily of investments in money market funds.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected, by unanimous consent of its stockholders, to be taxed under the provisions of subchapter "S" of the Internal Revenue Code and reports its taxable income on a cash basis for each calendar year. Under those provisions, the Company does not provide for federal and state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. No provision has been made for New York City corporation tax since it was considered immaterial. At December 31, 2009, based on the latest tax return filed, the Company has New York City net operating loss carryforwards of approximately $4,400,000 expiring in 2022 through 2029, giving rise to a deferred tax asset of $414,000 offset by a contra valuation allowance in the same amount.

Effective January 1, 2009, the Company adopted ASC 740-10-50, "*Accounting for Uncertain Tax Positions*", formerly FASB Interpretation No. 48 ("FIN 48").

The Company recognizes the tax benefits of uncertain tax positions only where the positions are "more likely than not" to be sustained assuming examination by tax authorities and determined to be attributed to the Corporation. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of tax laws and regulations of the jurisdiction. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management's estimate which is zero as of March 31, 2011.

Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2006-2009, or expected to be taken in year 2010 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal, New York State and New York City where the Company operates. The Company is not aware of any tax positions for which is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months.

Accordingly, no provision has been made for income taxes, since each stockholder is liable for his proportionate share of income taxes on corporate income.

Property and Equipment

Depreciation on office furniture and equipment is provided on a straight line basis over the useful lives of the assets of five years.

Recent Accounting Pronouncements

On January 1, 2010, the Company adopted guidance issued by the Financial Accounting Standards Board ("FASB") on issues related to variable interest entities ("VIEs"). The amendments significantly affect the overall consolidation analysis, changing the approach taken by companies in identifying which entities are VIEs and in determining which party is the primary beneficiary. The guidance requires continuous assessment of the reporting entity's involvement with such VIEs. The revised guidance also enhances the disclosure requirements for a reporting entity's involvement with VIEs,

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

including presentation on the Consolidated Statements of Financial Condition of assets and liabilities of consolidated VIEs which meet the separate presentation criteria and disclosure of assets and liabilities recognized in the Consolidated Statements of Financial Condition and the maximum exposure to loss for those VIEs in which a reporting entity is determined to not be the primary beneficiary but in which it has a variable interest. The guidance provides a limited scope deferral for a reporting entity's interest in an entity that meets all of the following conditions: (a) the entity has all the attributes of an investment company as defined under AICPA Auditing and Accounting Guide, *Investment Companies*, or does not have all the attributes of an investment company but is an entity for which it is acceptable based on industry practice to apply measurement principles that are consistent with the AICPA Audit and Accounting Guide, *Investment Companies*, (b) the reporting entity does not have explicit or implicit obligations to fund any losses of the entity that could potentially be significant to the entity, and (c) the entity is not a securitization entity, asset-backed financing entity or an entity that was formerly considered a qualifying special-purpose entity. The reporting entity is required to perform a consolidation analysis for entities that qualify for the deferral in accordance with previously issued guidance on variable interest entities.

Note 2 - Investment, at Fair Value

The investment consists of NYSE Euronext common stock valued at $932,599, which is considered a Level 1 financial instrument.

Note 3 - Property and Equipment

The components of property and equipment are as follows:

Office equipment	$ 148,754
Furniture and fixtures	41,269
	190,023
Less: Accumulated depreciation	(171,967)
	$ 18,056

Note 4 - Consolidation of Variable Interest Entity

ASC 810-10, formerly FIN 46, *"Consolidation of Variable Interest Entities"*, (amended by FIN 46R) with an initial measurement for pre-existing entities or business arrangements effective in 2006. FIN 46R addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This interpretation focuses on controlling financial interests that may be achieved through business arrangements that do not involve voting interests. It concludes that, in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to consolidate the assets, liabilities and results of operations of the variable interest entity in its financial statements.

Note 4 - Consolidation of Variable Interest Entity (Continued)

A controlling financial interest is defined as (a) the power to direct the activities of a variable interest entity that most significantly impact the entity's business and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The revised consolidation rules require an analysis to (a) determine whether an entity in which the Company holds a variable interest is a variable interest entity and (b) whether the Company's involvement, through holding interests directly or indirectly in the entity or contractually through other variable interest (e.g., management and performance related fees), would give a controlling financial interest. Performance of that analysis requires the exercise of judgment. Where the variable interest entities have qualified for the deferral of the revised consolidation rules as discussed in "Recent Accounting Developments", the analysis is based on previous consolidation rules. These rules require an analysis to (a) determine whether an entity in which the Company holds a variable interest is a variable interest entity and (b) whether the Company's involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (e.g., management and performance related fees), which are expected to absorb a majority of the variability of the entity. Under both guidelines, the Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a variable interest entity and reconsiders that conclusion continuously. In evaluating whether the Company is the primary beneficiary, management evaluates its economic interests in the entity held either directly by the Company or indirectly through employees.

The Corporation has evaluated its relationship with four entities and has determined that, although the entities are variable interest entities and the Corporation holds a variable interest in the entities, these entities are not required to be consolidated in the Corporation's financial statements pursuant to FIN 46.

The Corporation leases office space from a related entity, 100% owned by a 50% stockholder of the Corporation, on a month-to-month basis. Approximately $250,000 represents the annual fair market rent of which $45,999 was expensed for the fiscal year ended March 31, 2011. The Corporation is not the primary beneficiary and its maximum exposure to loss is considered deminimus.

The Corporation received $580,000 as a reimbursement for certain administrative costs from certain entities 100% owned by a 50% stockholder of the Corporation. The Corporation is not the primary beneficiary and its maximum exposure to loss is considered deminimus.

The Corporation provides back office support for the commission business of a related entity owned by its stockholders. The total amount received for these services of $205,000 is reported as floor brokerage and other income in the statement of operations for the year ended March 31, 2011. The Corporation is not the primary beneficiary and its maximum exposure to loss is considered deminimus.

Note 5 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that net capital, as defined, shall be at least the greater of $50,000 or 6-2/3% of total aggregate indebtedness, as defined. The Company had net capital of $2,240,882 which exceeded the requirement of $50,000 by $2,190,882. The Company's net capital ratio was 2.2%.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 - Concentration of Credit Risk - Excess Cash and Cash Equivalents

The Company maintains its cash and cash equivalents in bank deposit accounts at two separate financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The money market account of approximately $1.4 million is uninsured. The Company has not experienced any losses on such accounts.

Note 8 - Litigation and Regulatory Inquiries

In the normal course of business, the Corporation is subject to regulatory inquiries and legal actions incidental to its securities business. Management believes, after consultation with counsel, that the resolution or ultimate outcome of these matters are not expected to have a material adverse effect on the financial condition of the Corporation and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

Note 9 - Subsequent Events

In accordance with Accounting Standards Codification 855 (formerly SFAS 165, *"Subsequent Events"*), the Company evaluated all subsequent events from the date of the balance sheet through the date these financial statements were available to be issued. There were no material events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

A copy of the Company's statement of financial condition as of March 31, 2011, pursuant to Securities and Exchange Commission Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.

GORDON, HASKETT CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2011